Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement on Resignation of Chairman of Supervisory Committee

On 4 May 2023, Mr. Ma Yanhui, employee representative supervisor and chairman of the supervisory committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”) requested to resign from his position as a supervisor and chairman of the supervisory committee due to a change of job assignments. The resignation of Mr. Ma Yanhui will not cause the number of supervisors in the supervisory committee to fall below the statutory quorum. According to the Articles of Association of Sinopec Shanghai Petrochemical Company Limited, Mr. Ma Yanhui’s resignation takes effect upon the submission of the resignation letter to the supervisory committee of the Company on 4 May 2023. Mr. Ma Yanhui has confirmed that he has no disagreement with the supervisory committee of the Company and there are no matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

The supervisory committee of the Company expresses its appreciation for Mr. Ma Yanhui’s valuable contribution with regards to performing supervisory duties, establishing and improving the system of supervision and control, promoting and standardizing the corporate governance structure of the Company during his tenure of service as employee representative supervisor and chairman of the supervisory committee.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Liu Gang
Joint Company Secretary

Shanghai, the PRC, 4 May 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.